Room 4561
      November 7, 2005

Robert V. Tarantino
Chief Executive Officer
Dataram Corporation
Route 571
P.O. Box 7528
Princeton, New Jersey 08543-7528
609-799-0071

Re:   	Dataram Corporation
	Item 4.01 Form 8-K
      Filed October 13, 2005
      Form 10-K
      Filed July 28, 2005
      Form 10-Q
      Filed September 8, 2005
      File No. 001-08266


Dear Mr. Tarantino:

      We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended April 30, 2005

Item 9A.  Controls and Procedures
1. Your conclusion does not indicate whether disclosure controls and procedures were effective as called for under Rule13a-15(e) of the Exchange Act. The rule requires, among other matters, that the disclosure controls and procedures be designed "to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act . . . is recorded, processed, summarized and reported, within the time periods specified in the Commission`s rules and forms" and to ensure that "information required to be disclosed by an issuer . . . is accumulated and communicated to the issuer`s management . . . as appropriate to allow timely decisions regarding required disclosure." Please confirm, if true, that your disclosure controls and procedures for the relevant period met all of the requirements of this section and that you will conform your disclosures in future filings.
2. We note your statement that there have been no "significant changes" in `these controls" subsequent to your evaluation. It does not appear that your disclosure is consistent with the requirements of Item 308(c) of Regulation S-K. Please tell us whether there was
"any change" during your last fiscal quarter that "materially affected or was reasonably likely to materially affect," your internal controls over financial reporting. Confirm that you will revise future filings accordingly.


Form 10-Q for Fiscal Quarter Ended July 31, 2005

Item 4.  Controls and Procedures
3. We note your statement that your chief executive officer and your chief financial officer "have concluded the controls and procedures currently in place are adequate to insure a fair presentation, in all material respects, of financial position, results or operations and statements of cash flow of the Company." It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are effective as called for under
Rule13a-15(e) of the Exchange Act. Please confirm, if true, that your disclosure controls and procedures for the relevant period met all of the requirements of this section and that you will conform your disclosures in future filings.
4. We note your statement that there have been no "material changes" to "such controls". It does not appear that your disclosure is consistent with the requirements of Item 308(c) of Regulation S-K. Please tell us whether there was "any change" during your last fiscal quarter that "materially affected or was reasonably likely to materially affect," your internal controls over financial reporting.
Confirm that you will revise future filings accordingly.



      *******

       As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation
S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	If you have any questions, please call Morgan Youngwood at
(202)
551-3479, Tammy Tangen at (202) 551-3443 or Stephen Krikorian at
(202) 551-3730.


							Sincerely,


							Stephen Kirkorian
							Accounting Branch Chief
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Robert V. Tarantino
Dataram Corporation
November 7, 2005
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